November  4, 2004

Mail Stop 0409

Paul G. Anderson
President and Chief Executive Officer
FCStone Group, Inc.
2829 Westown Parkway, Suite 200
West Des Moines, Iowa  50266

Re:	FCStone Group, Inc.
	Amendment No. 1 to
      Registration Statement on Form S-4 Filed October 6, 2004
      Registration No. 333-118342

Dear Mr. Anderson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pro Forma Financial Information, page 9

1. Include a reconciliation that clarifies how you derived the "Estimated August 31, 2004 Stock Amounts." Disclose the number of historical shares and the related value as derived from your historical financial statements and reconcile to the estimated amounts presented in this table.

2. Revise to disclose how you allocated the assumed appraisal value to each class. It appears the percentages used to allocate the appraisal value differ from the percentages used to allocate the estimated additional stock value distributed.

Risk Factors, page 12

Changes in the process for nomination and election of directors resulting from the restructuring could affect the results of director elections.

3. Please specifically reference the change discussed on page 28 to the nominating procedure whereby results of the nominating ballot procedure only indicate the preferred candidate of the stockholders.
Tax-free treatment for the restructuring is not assured.

4. Please revise the first sentence to clarify that McDermott Will
&
Emery has delivered a "will qualify" opinion. The current disclosure suggests that they have delivered a "should qualify" opinion.
The Restructuring, page 21

Appraisal, page 33

5. Supplementally, please tell us why you will not obtain a completed appraisal prior to the time you mail the proxy statement to your investors. We may have further comment.

6. Please briefly describe your method of selecting an appraiser.
Refer to Item 1015(b)(3) of Regulation S-K.

7. Please briefly describe the availability of the appraisal to your stockholders. Refer to Item 1015(c) of Regulation S-K.

Dividend Policy, page 35

8. Please supplementally provide the analysis relied on by the board
for its belief that you will pay an annual dividend of at least
$0.50
per share following the reorganization.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 47

	Recent Developments, Market Trends and Capital, page 47

9. Please provide supplemental support for your statement that consolidation in the clearing business has allowed you to capture additional customers and business.

Liquidity and Capital Resources, page 57

10. Please disclose whether the reduction in your revolving credit facility will have any impact on your business.

Market Risk Disclosures-Commodity Price Risk, page 60

11. Please confirm that the table reflects data as of August 31, 2004.

Executive Compensation, page 57

	Summary Compensation Table, page 65

12. We note the additional disclosure on page 67 regarding your Long
Term Incentive Plan. Please expand the summary compensation table to include any amounts paid under this plan in your most recently completed fiscal year. Refer to Item 402(b)(2)(iv) of Regulation S-
K.

Pension Plan, page 66

13. Please briefly describe the material provisions of the supplementary pension plan for your chief executive officer.

Security Ownership of the Company Before the Restructuring, page
69

14. Please supplementally provide the beneficial ownership table on a pro forma basis using the same assumptions used in the distribution table on page 10.

Financial Statements

General

15. Update the financial statements in accordance with Rule 3-
12(d)
of Regulation S-X.

Consolidated Statements of Operations, page F-3

16. We do not find your response to comments 64 persuasive. We remain of the view that in order to avoid investor confusion, "cost of grain and fuel sold" should be presented as a separate line item within costs and expenses. Refer to Rule 5-03 of Regulation S-X.

Note 1 Summary of Significant Accounting Policies and Related
Matters

Inventories, page F-7

17. We note your response to comment 71. Revise the note to disclose the impact of the rescission of EITF 98-10 and application of EITF 02-3 on the financial statements. Also, disclose how you complied with the implementation guidance of the new consensus.

Open Contracts and Hedge Policy-Grain, page F-7

18. We note your response to comment 73. We were unable to find the referenced section in the AICPA Audit and Accounting Guide for Audits of Agricultural Producers and Agricultural Cooperatives. Revise your response as appropriate.

Note 1 Summary of Significant Accounting Policies and Related
Matters

Organization, page F-20

19. Expand your response to comment 81 to clearly explain your basis for consolidating FCStone Merchant Services, LLC, and FGDI as well, and how you determined that you control these entities given the rights held by your joint venture partners. Also clarify how you determined these were not variable interest entities under FIN 46(R).

Note 6 Sale of Accounts Receivable, page F-23

20. It is unclear why this disclosure is not included in the audited financial statements as well. Revise to disclose when you began to enter into this type of agreement.

21. Given the provisions of your arrangement, explain to us supplementally why receivables participating in your bank program qualify for sale treatment rather than as a secured borrowing under paragraph 15 of SFAS 140.

22. We note your revised disclosures in response to comment 66. Further revise the note to explain what "limited recourse" means and the circumstances under which you would file claim under the insurance policies versus exercising your repurchase option relating to the defaulted receivables. Also clarify how you account for the repurchased assets under paragraph 55 of SFAS 140.

23. We note that you continue to service receivables subsequent to the sale of these assets. Have you recorded a servicing asset or liability for this obligation? Why or why not? Refer to paragraphs
16 and 63 of SFAS 140 and expand your disclosure as appropriate. In addition, how are you accounting for the retained interests, if any?
Refer to paragraph 58 of SFAS 140.

24. It is unclear why you report the discount paid as "interest expense" rather than gain or loss on sale of receivables. Also, it is unclear the specific point in time that you charge the discount paid to operations. Refer to paragraph 11 of SFAS 140 and revise the disclosure as appropriate.

Exhibit 5.1

25. We note that counsel`s opinion assumes that the Articles of Restatement are duly authorized and approved. This language suggests that counsel is assuming authorization and approval by the board of directors. It is not appropriate for counsel to assume facts that are readily ascertainable and are material to the opinion. Please provide a revised opinion that omits this assumption.

26. It is not appropriate for Dickinson, Mackaman, Tyler & Hagen, P.C. to assume that the shares are issued in accordance with the Articles of Restatement (which include your amended and restated articles of incorporation). Such an assumption substantially diminishes the value of the opinion. Please revise accordingly.

Exhibit 8.1

27. The limitation on reliance in the next-to-last paragraph is not appropriate because stockholders voting on the transaction must be able to rely on the tax opinion. Please provide a revised tax opinion that removes this limitation on reliance.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jorge Bonilla at (202) 942-1993 or Cicely Luckey, Reviewing Staff Accountant, at (202) 942-1975 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at
(202) 824-5445, or me at (202) 942-1960 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director



cc:	Craig L. Evans (via facsimile)
	Shook, Hardy & Bacon L.L.P.





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FCStone Group, Inc.
Page 6